September 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick, Staff Accountant Mr. Isaac Esquivel, Staff Accountant

Re:	Starwood Waypoint Residential Trust Form 10-K for the fiscal year ended December 31, 2014 Filed March 6, 2015 File No. 1-36163

Dear Ms. Monick:

Starwood Waypoint Residential Trust (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2015 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Form 8-K, filed with the Commission on May 12, 2015. For the convenience of the Staff, the Company has set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 10-K for the year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

COMMENT:

1.	We note your response to prior comment two and the amount of personnel costs you have capitalized. It appears that these amounts are material to your financial statements taken as a whole and the amounts capitalized need to be disclosed. In future periodic filings, please separately quantify and disclose the costs capitalized to real estate and deferred leasing costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A or advise.

RESPONSE: The Company will revise the disclosure as requested in future Securities Exchange Act of 1934, as amended, periodic reports.

September 14, 2015

Investments in Real Estate, page 98

COMMENT:

2.	We note your response to prior comment 14. In cases where the AVM and BPO values differ beyond a tolerated threshold, please define what is considered a tolerated threshold. Additionally, please tell us how often the AVM and BPO values differ beyond the tolerated threshold.

RESPONSE: The automated valuation models (“AVMs”) the Company receives from its third-party AVM service provider (the “AVM Provider”) include a corresponding confidence score. An AVM confidence score of 72 from the AVM Provider equates to a statistical error margin of roughly 5%, which the Appraisal Institute has determined is within the acceptable margin of error for an appraisal. Therefore, the Company accepts AVMs with a confidence score equal to or above 72 and discards those with a score below 72, as well as AVMs that appear to have abnormal values (e.g., a significant increase or decrease from the previous AVM value and/or purchase price of the home), and the Company replaces discarded AVMs with a current broker price opinion (“BPO”). Historically, approximately 90% of the AVMs provided to the Company have had a confidence score equal to or greater than 72.

In instances where the Company receives BPOs with valuation dates within 90 days of an available AVM (e.g., where a BPO is required for financing purposes and the Company already has AVMs on file for that particular home), the two are compared, and, historically, the variance in such cases has been approximately 2.5%. In instances where the variance between an AVM value and a BPO value is 10% (which the Appraisal Institute has determined is within the acceptable margin of error for valuations of the same property by different appraisers) or higher, a licensed staff appraiser of the Company performs an internal evaluation to determine the final value estimate. Historically, where current AVMs and BPOs have been compared, the variance between the two has differed beyond the 10% tolerated threshold in approximately 4% of the cases.

Form 8-K filed on May 12, 2015

Exhibit 99.1 Press Release, dated May 12, 2015

Estimated NAV, page 8

COMMENT:

3.	We note your response to prior comment 18. Please address the following:

a.	Please tell us the differences between the processes used to arrive at a valuation using a BPO as compared to an AVM.

b.	Please tell us who provides the confidence index and how that confidence index is determined.

September 14, 2015

c.	Please tell us what the “specified score” that the confidence index must fall below to require the Company to order a BPO. Additionally, please tell us how often the confidence index falls below the specified score.

d.	Please tell us if you compare the AVMs to BPOs received when you initially converted the NPLs into real estate. To the extent that you do perform such a comparison, please provide us with detail about this process; your response should include, but not be limited to, any additional procedures that you perform as the length of time increases between the date of the BPO and the date of the AVM value. To the extent that you do not perform such a comparison, please tell us how you determined the valuations provided by the AVMs are reasonable.

e.	Please tell us if you adjust the AVMs for the physical condition of the property. In your response, please tell us if a property manager, or similar, provides any additional information that is considered in assessing the need to adjust the AVM values.

RESPONSE:

a.	An AVM for a home is a valuation generated from approximately 20 individual sub-valuation models, including (i) a number of hedonic or multiple regression models, (ii) an appraisal emulation model and (iii) a time adjustment model, and, after evaluating comparable sales, the AVM value for such home is adjusted by the AVM Provider as if such home was in “after repair” condition. Because not all of the Company’s homes are in “after repair” condition, in order to arrive at a valuation using an AVM, the Company (i) for a non-stabilized home, deducts the average remaining estimated capital expense of the Company’s non-stabilized homes from the AVM value or (ii) for a stabilized home, deducts the average cost to repair the Company’s stabilized homes from the AVM value.

A BPO is an opinion of value given by a licensed real estate broker that inspects the exterior of the subject home in person and performs a form report valuation using the sales comparison approach. The sales comparison approach is a real estate appraisal method that compares the subject home to other homes with similar characteristics that have been sold recently. The BPOs received provide an “as-repaired” value and an “as-is” value. When using a BPO to arrive at a valuation, the Company utilizes the “as-is” value, and, as such, deductions for estimated capital expense or average cost to repair, as applicable, are not required.

b.	The AVM confidence score is prepared by the AVM Provider and is a statistically based measurement of how similar or dissimilar the results of the approximately 20 individual sub-valuation models mentioned in the first paragraph of Response 3(a) above are to each other. The AVM confidence score is based on the covariance of the individual sub-valuation models.

September 14, 2015

c.	An AVM confidence score of 72 from the AVM Provider equates to a statistical error margin of roughly 5%, which the Appraisal Institute has determined is within the acceptable margin of error for an appraisal. Therefore, the Company accepts AVMs with a confidence score equal to or above 72. Historically, approximately 90% of the AVM’s provided to the Company have had a confidence score equal to or greater than 72. See Response 2 above.

d.	Upon initial conversion of non-performing loans (“NPLs”) into real estate (“REO”), the Company relies exclusively on BPOs to assess fair value. AVMs are used for subsequent measurements of REO fair value in periods after initial conversion and for the ongoing assessment of fair value of the Company’s real estate portfolio. The Company does, however, periodically test for variances between AVMs and BPOs. In particular, in instances where the Company receives BPOs with valuation dates within 90 days of an available AVM (e.g., where a BPO is required for financing purposes and the Company already has AVMs on file for that particular home), the two are compared, and, historically, the variance in such cases has been approximately 2.5%. In instances where the variance between an AVM valve and a BPO value is 10% (which the Appraisal Institute has determined is within the acceptable margin of error for valuations of the same property by different appraisers) or higher, a licensed staff appraiser of the Company performs an internal evaluation to determine the final value estimate. See Response 2 above.

e.	The AVM value for a home is adjusted by the AVM Provider as if such home was in “after repair” condition. Because not all of the Company’s homes are in “after repair” condition, in order to arrive at a valuation using an AVM, the Company (i) for a non-stabilized home, deducts the average remaining estimated capital expense of the Company’s non-stabilized homes from the AVM value or (ii) for a stabilized home, deducts the average cost to repair the Company’s stabilized homes from the AVM value. See Response 3(a) above. In general, the Company has not relied on specific feedback from property managers, or similar persons, for the purpose of ongoing real estate valuation.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 14, 2015

If you need any further information, please contact Tamra D. Browne, Chief Legal Officer, by phone at 510-987-8049 or by email at tamrab@waypointgroup.com or Nina Tran, Chief Financial Officer, by phone at 510-985-9002 or by email at nina@waypointgroup.com.

Sincerely,

/s/ Tamra D. Browne
Tamra D. Browne Chief Legal Officer